FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X         Form 40-F
                                ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No X
                                ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



CEZ has increased majority stake in Skoda Praha to 97.6%

Through a tender offer announced in January, CEZ has acquired both the state's equity interest as well as shares of additional minor shareholders. As a result, CEZ's interest in Skoda Praha has increased by 28.72% from the original 68.88% to 97.6%. The amount of this interest corresponds to the voting rights of the company.

The offer was accepted by the holders of the total of 361,201 shares for the proposed price of CZK 193 per share.

 "Such increase only reflects our interest in expanding the business of Skoda Praha. We can see high potential, particularly in relation to the planned re-establishment of power plants both here as well as abroad," Radomir Lasak, Head of the Administration Division and Director, commented about the transaction. "By 2020, more than 200,000 MW must be re-established in the entire EU, which means a chance also for Skoda Praha," he added.

CEZ became the majority owner of Skoda Praha last January by increasing its stake from the original 29.8% to 68.88%.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                             (Registrant)

Date:  March 10, 2005

                                     By  /s/ Libuse Latalova
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                                          Libuse Latalova
                                    Head of Finance Administration